

August 4, 2023

Dana Petitto
Chief Financial Officer
Brookfield Real Estate Income Trust Inc.
250 Vesey Street, 15th Floor
New York, NY 10281

> **Re: Brookfield Real Estate Income Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 16, 2023**
> **Form 10-Q for the quarterly period ended March 31, 2023**
> **Filed May 12, 2023**
> **File No. 000-56428**

Dear Dana Petitto:

We have reviewed your July19, 2023 response to our July 7, 2023 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Net Asset Value, page 49

1.  We note your response to comment 1. Please provide us with a quantitative detail or reconciliation of how you derived the amount of net asset value ("NAV") allocated to each class of share. This quantitative information should be based on the multiple factors listed in your response (e.g. class-specific adjustments for repurchases of the Company's common stock effective on the last calendar day of that month and accruals of class-specific expenses). In your response, please supplement your quantitative information with sufficient narrative disclosure to clearly explain how each component is derived. Additionally, please tell us what consideration you gave to enhancing your NAV

disclosures in your filing to provide this quantitative information to enable investors to better understand how you allocated NAV to each class of share.

Form 10-Q for the quarterly period ended March 31, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

2.    We note your response to comment 3. Please revise future filings to separately quantify the material components identified as contributing to the change in revenues between periods.  This comment is also applicable to any income statement line item that is impacted by multiple factors.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction